Exhibit 12

Piedmont Natural Gas Company, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 1999 through 2003
and Twelve Months Ended July 31, 2004
(In thousands except ratio amounts)

	July 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Pre-tax income from continuing operations	$138,311	$105,189	$82,091	$90,683	$99,199	$103,077
Distributed income of equity investees	26,009	10,188	22,143	9,885	4,255	—
Fixed charges	50,766	43,491	44,251	47,793	44,368	37,978
Preferred security dividend, net of tax	(1,379)	(276)	—	—	—	—

Total Adjusted Earnings	$213,707	$158,592	$148,485	$148,361	$147,822	$141,055

Fixed Charges:
Interest	$47,724	$41,401	$42,250	$45,286	$42,010	$35,911
Amortization of debt expense	391	365	366	420	465	323
One-third of rental expense	1,272	1,449	1,635	2,087	1,893	1,744
Preferred security dividend, net of tax	1,379	276	—	—	—	—

Total Fixed Charges	$50,766	$43,491	$44,251	$47,793	$44,368	$37,978

Ratio of Earnings to Fixed Charges	4.21	3.65	3.36	3.10	3.33	3.71